Exhibit 99.3

Holder Account Number Security Class 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com Form of Proxy - Annual and Special Meeting to be held on August 7, 2014 28MY14068_012ISB This Form of Proxy is solicited by and on behalf of Management. Fold Fold ASS A SUBORDINATE VOTING SHS CPUQC01.E.INT/000001/i1234 1-866-732-VOTE (8683) Toll Free CONTROL NUMBER 123456789012345 VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. If you vote by telephone or the Internet, DO NOT mail back this proxy. Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy. To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically Call the number listed BELOW from a touch tone telephone. Go to the following web site: www.investorvote.com Smartphone? Scan the QR code to vote now. You can enroll to receive future securityholder communications electronically by visiting www.computershare.com/eDelivery and clicking on “eDelivery Signup”.
Notes to proxy 1. Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the annual and special meeting of shareholders (the “Meeting”) or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). 2. I f the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy. 3. This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy. 4. f this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management. 6. The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specifi ed a choice with respect to any matter to be acted on, the securities will be voted accordingly. 7. This proxy confers discretionary authority in respect of amendments orvariations to matters identifi ed in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof. 8. This proxy should be read in conjunction with the accompanying Notice of Annual and Special Meeting and information circular of SMART Technologies Inc. (the “Corporation”) dated June 30, 2014 (the “Circular”) provided by Management. Proxies submitted must be received by 11:00 am, Mountain Time, on Tuesday, August 5, 2014 or, if the Meeting is adjourned, 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta), before the beginning of any adjournment of the Meeting.

0 5 0 4 6 8 28MY14068_012ITD Fold Fold C1234567890 XXX 123 MR SAM SAMPLE S M W Q X X X X A R 2 999999999999 Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail. Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail. If you are not mailing back your proxy, you may register online to receive the above fi nancial report(s) by mail at www.computershare.com/mailinglist. Authorized Signature(s) – This section must be completed for your instructions to be executed. I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management. MM / DD / YY Signature(s) Date 1. Election of Directors 01. Neil Gaydon For Withhold 04. Michael J. Mueller 02. Gary Hughes For Withhold 05. Robert C. Hagerty 03. Ian McKinnon For Withhold 2. Amend the Articles of the Corporation To amend the articles of the Corporation to re-desigate the class A subordinate voting shares of the Corporation as common shares and to cancel the class B shares of the Corporation, as further described in the Circular. For Against 3. Appointment of Auditors To appoint KPMG LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize the directors of the Corporation to determine the remuneration to be paid to the auditors. For Withhold I/We, being holder(s) of the Corporation hereby appoint: Michael J. Mueller, Chairman, or failing him, Neil Gaydon, President & CEO Appointment of Proxyholder Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. OR as my/our proxyholder with full power of substitution and to attend, act and tovote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fi t) and all other matters that may properly come before the Meeting to be held at the offi ces of the Corporation located at 3636 Research Road NW, Calgary, Alberta T2L 1Y1 on Thursday, August 7, 2014 at 11:00 AM (Mountain time) and at any adjournment or postponement thereof. VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.